SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Name of Subject Company (Issuer))

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Name of Filing Person (Issuer))

Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated)

(Title of Class of Securities)

50540R AB 8

50540R AC 6

(CUSIP Number of Class of Securities)

Bradford T. Smith

Executive Vice President, Corporate Affairs and Secretary

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:

Michael J. Silver, Esq.

Hogan & Hartson L.L.P.

111 South Calvert Street, 16th Floor

Baltimore, Maryland 21202

(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*: $551,988,480	Amount of Filing Fee**: $59,062.77

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated) (the “LYONs”), as described herein, is $741.92 per $1,000 principal amount at maturity of the LYONs. As of August 22, 2006, there was $744,000,000 in aggregate principal amount at maturity of LYONs outstanding.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.

☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO-I (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by Laboratory Corporation of America Holdings, a Delaware corporation (the “Company”), on August 23, 2006 (the “Schedule TO-I”). This Amendment relates to the offer by the Company to purchase the Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated) issued by the Company on September 11, 2001 (the “LYONs”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the LYONs and the Company Notice, dated August 23, 2006 (the “Company Notice”, which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The LYONs were issued pursuant to an Indenture, dated as of September 11, 2001 (the “Indenture”), between the Company and The Bank of New York, as trustee (the “Trustee”). This Amendment amends and supplements the Schedule TO-I filed by the Company, as set forth below.

The Put Option expired at 5:00 p.m., New York City time, on Thursday, September 21, 2006. On September 22, 2006, the Company issued a press release reporting the results of the Put Option. A copy of that press release is attached hereto as Exhibit (a)(5) and is incorporated herein by reference.

This Amendment is intended to satisfy the disclosure requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Put Option expired at 5:00 p.m., New York City time, on Thursday, September 21, 2006. The Company has been advised by The Bank of New York, as paying agent (the “Paying Agent”), that, pursuant to the terms of the Put Option, LYONs with an aggregate principal amount at maturity of $34,000 were validly surrendered and not withdrawn prior to the expiration of the Put Option. The Company has accepted for purchase all of the LYONs validly surrendered and not withdrawn. The purchase price for the LYONs pursuant to the Put Option was $741.92 in cash per $1,000 principal amount at maturity. Accordingly, the aggregate purchase price for all the LYONs validly surrendered and not withdrawn prior to the expiration of the Put Option was $25,225.28. The Company has forwarded cash in payment of the purchase price to the Paying Agent to distribute to the holders. After the purchase pursuant to the Put Option, $743,966,000 principal amount at maturity of the LYONs remains outstanding.

Item 12

Item 12 of the Schedule TO-I is hereby amended and supplemented by adding the following exhibit:

(a)(5) Press release issued by the Company on September 22, 2006.

Items 1 through 3, 5 through 11 and 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ BRADFORD T. SMITH
Bradford T. Smith
Executive Vice President, Corporate Affairs and Secretary

Dated: September 22, 2006

EXHIBIT INDEX

(a)(5) Press release issued by the Company on September 22, 2006.